

December 7, 2012

<u>Via E-mail</u>
Mr. Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue
Second Floor
Costa Mesa, California 92626

Re: Pacific Premier Bancorp, Inc.
Registration Statement on Form S-4
Filed November 9, 2012
File No. 333-184876

Dear Mr. Gardner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>
<u>Summary, page 4</u>

1. As required by Item 3(b) of Form S-4, please revise the section entitled "Parties to the Proposed Merger" on page 2 and the disclosure on pages 66 and 67 as follows:
   - revise your description of Pacific Premier to disclose that it is controlled by six shareholders (including four institutions and your CEO) who own an aggregate of over 50 percent of the outstanding stock;
   - revise your description of Pacific Premier to disclose that sixty five percent of its loan portfolio consists of real estate loans; and

- delete your claim in the fifth paragraph on page 4 that FAB is "unique" to disclose that many banks and other companies offer the same services to community associations and their management companies.

2. Please revise the section entitled "FAB's Financial Advisor" on page 5 to disclose the estimated total amount of its fees as of the date of the registration statement. Disclose that before you entered into the merger agreement, you hired SAMCO to find a merger partner and disclose any other fees paid for such services.

3. Please revise the section entitled "FAB Shareholders will Receive…" on page 6-7 as follows:
   - revise the first paragraph on page 6 to disclose the value of the merger consideration in the aggregate and on a per share basis as of the date of the registration statement;
   - revise the second paragraph to clarify that the cash consideration is $19 but will be increased or decreased, include both adjustments to the cash consideration and illustrate the cash consideration in a formula; and
   - disclose the aggregate value of the mortgage related securities at the time of the merger agreement and at the time of the registration statement and characterize the portfolio.

4. Please revise the section entitled "Approval of the Merger" on page 9 to explain why shareholders of Pacific Premier are not required to approve the merger.

Risk Factors, page 22

5. Consistent with the requirements of Item 503(c) and Rule 411(d) please delete in the introduction, your attempt to incorporate by reference risk factors in "periodic reports and other documents."   Please include all relevant risk factors in the Form S-4.

6. Consistent with Item 503(c), please revise the risk factor on page 23 regarding interests of directors and officers to identify each of the interests and to quantify the aggregate amount of benefits to the directors and officers and the three largest amounts to directors and officers.

FAB's Reasons for the Merger, page 33

7. Please revise this section as follows:
   - revise the sixth bullet point to identify the "costs and benefits of other strategic alternatives," the basis for your claim that "a status quo approach would likely result in lower earnings" discuss the pro forma drop in earnings

per share and discuss and analyze in detail your projection of lower earnings in the MD&A section;

- revise the seventh bullet point to quantify the agreement to "absorb" expenses and to clarify that the cash merger consideration will still be lowered by the amount of these expenses; and

- revise the ninth bullet point to identify the "alternatives to the merger" that the board reviewed.

Pacific Premier's Reasons for the Merger, page 34

8. Please revise this three sentence section to provide more detail including the basis for your claim that the merger will "create substantial synergies" and will lower the cost of deposits.

Opinion of FAB'S Financial Advisor, page 34

9. Please revise this section as follows:
   - reconcile your statement in the first paragraph on page 34 with your statement on in the first paragraph on page 41 regarding SAMCO purchasing and selling stock of either FAB or Pacific Premier and disclose if SAMCO entered into a confidentiality agreement with either entity; and
   - as required by Item 509, revise the first paragraph on page 41 to disclose all fees paid to SAMCO by either FAB or Pacific Premier within the past three years and quantify the estimated fees to be paid to SAMCO in connection with the merger as of the date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3375 if you have questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director